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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                Commission File Number 333-22331

(Check One):


[  ] Form 10-K and Form 10-KSB   [  ] Form 11-K

[  ] Form 20-F  [ X ] Form 10-Q and Form 10-QSB   [  ] Form N-SAR

 For Period Ended:  September 30, 2000

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

 For the Transition Period Ended:

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:   Zaring National Corporation

Former Name if Applicable:

Address of Principal Executive Office (Street and Number): 11300 Cornell Park Drive, Suite 500

City, State and Zip Code: Cincinnati, Ohio 45242



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                                     PART II
                             RULE 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         Zaring National Corporation is unable to timely file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 but will be able to file such report on or before the fifth calendar day following the prescribed date for such filing.

         The delay is the result of the Company requiring an extended period of time to resolve accounting issues in connection with the proposed sale of substantially all of the Company's assets related to its homebuilding business. The Company has been working diligently to resolve these issues and the Company's inability to timely file the Form 10-Q is beyond its control and could not be eliminated by the Company without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

   (1) Name and telephone number of person to contact in regard to this notification

         Mark H. Longenecker, Jr.                (513) 651-6904
         ------------------------                --------------
         (Name)                                  ( Area Code)(Telephone Number)

          (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding



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12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

          [ ] Yes   [X ] No     Form 11-K for the period ended December 31, 1999

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          [X ] Yes   [  ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For the quarter ended September 30, 2000, it is anticipated that the net loss could approximate $20.4 million as compared to net income of $26,000 reported for the third quarter of 1999. It is anticipated that the net loss for the nine months ended September 30, 2000 could approximate $25.4 million as compared to a net loss of $2.4 million reported for the nine months ended September 30, 2000. Significant changes in results anticipated to be reported for 2000 as compared to 1999 include:


         - In November 2000, the Company's Board of Directors approved plans to dispose of substantially all of the net assets of Zaring Homes, Inc., the luxury site - built homes segment of the Company. It is anticipated that the pre-tax loss on discontinued operations will approximate $4.1 million for the quarter ended September 30, 2000 and $7.5 million for the nine month period ended September 30, 2000 as compared to pre-tax income of $4.3 million and $5.8 million, respectively for the same periods in 1999. The loss 2000 will include the writedown of assets to estimated net realizable value and the estimated costs of disposing of the operations of approximately $3.0 million.

         - It is anticipated that a tax valuation allowance of approximately $10.6 million will be included in the 2000 results of operations due to uncertainties whether previously deferred tax assets will be realized through prospective taxable income.

         - In response to the actual and anticipated prospective losses of HomeMax and pursuant to Statements of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-live Assets and for Long-Lived Assets to be Disposed of " (SFAS121), the Company determined that the undiscounted future cash flows of HomeMax were less than the carrying value of the associated long-lived assets. It is anticipated that the Company will adjust the carrying value through the recognition of a provision for asset impairment, after giving effect to minority interest of approximately $4.7 million.

                           Zaring National Corporation
                           ---------------------------
                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   November 15, 2000           By:  /s/ Ronald G. Gratz
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                                        Ronald G. Gratz
                                        Chief Financial Officer, Secretary
                                          and Treasurer